
03020679

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 23, 2003, Series 2003-6	**333-103591**

Name of Person Filing the Document
(If Other than the Registrant)


RECEIVED
MAY 27 2003
PROCESSING
SECTION
WASH, D.C.
187


PROCESSED
MAY 28 2003
THOMSON
FINANCIAL



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.



By: ______________________
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: May 23, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2003-6
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2003-6

$294,944,000
(Approximate)

IMH Assets Corp.

Depositor

Impac Mortgage Holdings, Inc.

Seller

Impac Funding Corporation

Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Prepared: May 16, 2003**

$294,944,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2003-6

Class [1][2]	Approximate Bond Balance [3]	Tranche Type	WAL (Yrs.) Call/Mat [4][5]	Modified Duration (Yrs.) Call/Mat [4][5]	Payment Window (Mos.) Call/Mat [4][5]	Expected Rating (Moody's / S&P) [6]	Last Scheduled Payment Date
1-A-1	$251,490,000	Floating Rate Senior	2.16 / 2.69	2.12 / 2.60	1-50 / 1-168	Aaa/AAA	April 2033
1-M-1	$5,914,000	Floating Rate Mezzanine	2.16 / 2.69	2.07 / 2.51	1-50 / 1-168	A2/AA-	April 2033
1-B-1	$9,409,000	Floating Rate Subordinate	2.16 / 2.69	1.99 / 2.39	1-50 / 1-168	Baa1/A	April 2033
2-A-1	$17,455,000	Floating Rate Multi-Family Senior	3.33 / 4.48	3.24 / 4.27	1-50 / 1-193	Aaa/AAA	March 2033
2-B-1	$10,676,000	Floating Rate Multi-Family Subordinate	3.33 / 4.48	3.03 / 3.87	1-50 / 1-193	Baa2/A	March 2033
Total:	**$294,944,000**						

(1) The Class 1-A-1, Class 1-M-1 and Class 1-B-1 Bonds are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A-1 and Class 2-B-1 Bonds are backed by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under "Group 1 Priority of Payments" and "Group 2 Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.
(2) The Group 1 Bonds and Group 2 Bonds are subject to a cap equal to the lesser of (i) 11.50% and 10.25%, respectively and (ii) the applicable Available Funds Rate (as described below).
(3) The bond balances are subject to a +/-5% variance.
(4) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1 Bonds and Class 2-A-1 Bonds will increase 2.0x, and (ii) the margin for the Class 1-M-1, Class 1-B-1 and 2-B-1 Bonds will increase 1.5x.
(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(6) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, George Arau, (212) 553-1426.

Trust: Impac CMB Trust Series 2003-6.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers:	Commencing on or before August 1, 2003 Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Group 1 Mortgage Loans deposited into the Trust on the Closing Date. Midland Loan Services, Inc. will sub-service the Group 2 Mortgage Loans.
Underwriter:	Countrywide Securities Corporation.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Ambac Assurance Corporation ("Ambac").
Bonds:	The "Bonds" will consist of the Class 1-A-1, Class 1-M-1 and Class 1-B-1 Bonds (the "Group 1 Bonds") and the Class 2-A-1 Bonds and the Class 2-B-1 Bonds (the "Group 2 Bonds").
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A-1, Class 1-M-1 and Class 2-A-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	May 1, 2003.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of May 1, 2003, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	May [20], 2003.
Expected Closing Date:	May [29], 2003.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in June 2003.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.

Optional Termination: Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in June 2013.

Pricing Prepayment Speed: The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR and (ii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments in the first 12 months after the origination date of such mortgage loan, 10% CPR in the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter.

Mortgage Loans: The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $281,668,333, of which: (a) approximately $250,498,428 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $31,169,905 consist of a pool of adjustable rate multi-family mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Note Rate: The Note Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.50% for the Group 1 Bonds and 10.25% for the Group 2 Bonds.

Premium Rate: Approximately 9.44% of the Group 1 Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for the Group 1 Mortgage Loans. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 Mortgage Loans is approximately 0.088%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0105]%, (d) the Premium Rate, (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans, and (f) a surety carveout of 0.50% commencing after the first nine (9) months (in the case of (a) and (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 2 Mortgage Loans (which is expected to be approximately [0.250]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0105]%, (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans, and (e) a surety carveout of 0.50% commencing after the first nine (9) months (in the case of (a), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Group 1 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, over (ii) the Group 1 Bond Insurance Policy premium rate, multiplied by a fraction equal to (x) the principal balance of the Class 1-A-1 Bonds divided by (y) the aggregate principal balance of the Group 1 Bonds prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, over (ii) the Group 2 Bond Insurance Policy premium rate, multiplied by a fraction equal to (x) the principal balance of the Class 2-A-1 Bonds divided by (y) the aggregate principal balance of the Group 2 Bonds prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.50% for the Group 1 Bonds and 10.25% for the Group 2 Bonds, over (b) the applicable Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts") on each Payment Date, plus unpaid Basis Risk Shortfall Amounts from prior Payment Dates, to the extent previously unreimbursed by the related Derivative Contracts (as defined below) and Excess Cash Flow related to each Group, as described under "Priority of Payments" below, will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow related to each Group, as described under "Priority of Payments" below, or the related Derivative Contracts. Excess Cash Flow relating to one Group will not be available to cover Basis Risk Shortfall Amounts related to the other Group. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts with an aggregate notional balance of approximately $185,724,920 and $24,886,950, respectively (the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts," collectively, the "Derivative Contracts"). Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 1 Bonds, first to the Class 1-A-1 Bonds, then to the Class 1-M-1 Bonds, then to the Class 1-B-1 Bonds, any Basis Risk Amounts relating to the Group 1 Bonds. Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 2 Bonds, first to the Class 2-A-1 Bonds, then to the Class 2-B-1 Bonds, any Basis Risk Amounts relating to the Group 2 Bonds. None of the Derivative Contracts will have a remaining term in excess of 60 months.

The Group 1 Derivative Contracts will include five "balance-guaranteed" swap contracts with an initial declining notional balance of approximately $185,724,920. The Group 2 Derivative Contracts will include two "balance guaranteed" swap contracts with an initial declining notional balance of approximately $24,886,950. As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty which will guarantee that, in any given period, the aggregate notional balance of the Group 1 Swap Contracts and the Group 2 Swap Contracts will not exceed the aggregate balance of the Group 1 Bonds and Group 2 Bonds, respectively.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	**S&P/Moody's**	**Subordination (after initial target is reached)***
Class 1-A-1	AAA/Aaa	6.45% (Ambac Guaranteed)
Class 1-M-1	AA-/A2	4.25%
Class 1-B-1	A/Baa1	0.75%
Class 2-A-1	AAA/Aaa	44.00% (Ambac Guaranteed)
Class 2-B-1	A/Baa2	9.75%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Group 1 Overcollateralization. Prior to the Group 1 Stepdown Date (as defined below), the required Group 1 Overcollateralization Target will be equal to 0.75% of the aggregate Cut-off Date Balance of the Group 1 Mortgage Loans (such balance the "Group 1 Cut-off Date Balance").

   a. *Stepdown of Group 1 Overcollateralization*: On or after the Group 1 Stepdown Date and for so long as a Group 1 Trigger Event (the parameters of the "Group 1 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 1 Overcollateralization will equal the greatest of (i) an amount equal to 1.50% of the then current aggregate unpaid principal balance of the Group 1 Mortgage Loans, (ii) an overcollateralization floor equal to 0.50% of the Group 1 Cut-off Date Balance and (iii) two times the excess of (1) 50% of the aggregate principal balance of the Group 1 Mortgage Loans 90 or more days delinquent (including Group 1 Mortgage Loans in bankruptcy or foreclosure and REO loans) as of the end of the related Due Period over (2) four times the Excess Cash Flow for such Payment Date. The "Group 1 Stepdown Date" is the later of (a) the Payment Date occurring in June 2006, and (b) the first

Payment Date on which the aggregate principal balance of the Group 1 Mortgage Loans is less than or equal to 50% of the Group 1 Cut-off Date Balance.

b. *Group 1 Trigger Event:* Upon the occurrence of a Group 1 Trigger Event on or after the Group 1 Stepdown Date, and for so long as such Group 1 Trigger Event is in effect, the Group 1 Overcollateralization Target will equal 0.75% of the Group 1 Cut-off Date Balance.

2. Group 2 Overcollateralization. Prior to the Group 2 Stepdown Date (as defined below), the Group 2 Overcollateralization Target will be equal to 9.75% of the aggregate Cut-off Date Balance of the Group 2 Mortgage Loans (the "Group 2 Cut-off Date Balance").

a. *Stepdown of Group 2 Overcollateralization*: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 Overcollateralization will equal the greatest of (i) an amount equal to 19.50% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans, (ii) an overcollateralization floor equal to 0.50% of the Group 2 Cut-off Date Balance and (iii) two times the excess of (1) 50% of the aggregate principal balance of the Group 2 Mortgage Loans 90 or more days delinquent (including Group 2 Mortgage Loans in bankruptcy or foreclosure and REO loans) as of the end of the related Due Period over (2) four times the Excess Cash Flow for such Payment Date. As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in June 2006, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the Group 2 Cut-off Date Balance.

b. *Group 2 Trigger Event:* Upon the occurrence of a Group 2 Trigger Event on or after the Group 1 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 1 Overcollateralization Target will equal 9.75% of the Group 1 Cut-off Date Balance.

3. Excess Cash Flow. "Group 1 Excess Cash Flow" and "Group 2 Excess Cash Flow" for any Payment Date and group of Bonds will be equal to the available funds remaining after priorities 1, 2, 3, 4 and 5, and 1, 2, 3 and 4 under "Group 1 Priority of Payments" and "Group 2 Priority of Payments," respectively, below.

4. Subordination. The Class 1-B-1 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1 and Class 1-M-1 Bonds. The Class 1-M-1 Bonds will be subordinate to, and provide credit support for, the Class 1-A-1 Bonds. The Class 2-B-1 Bonds will provide subordination to the Class 2-A-1 Bonds only. Any subordination afforded to a Bond will be to the extent described under "Realized Losses" below.

5. Bond Insurance Policy. Ambac Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class 1-A-1 and Class 2-A-1 Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Soldiers' and Sailors' Civil Relief Act of 1940, as amended, shortfalls and Basis Risk Amounts. Ambac's claims paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a Loan Group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such Loan Group, (ii) second, by Excess Cash Flow relating to the non-related Loan Group and (iii) last, by the reduction of overcollateralization relating to such Loan Group.

Additional protection will be provided to the Class 1-A-1 Bonds and Class 2-A-1 Bonds, by applying any losses allocable to the Class 1-A-1 Bonds or Class 2-A-1 Bonds, following the reduction of any Group 1 or Group 2 overcollateralization (as applicable) to zero, to the related Subordinate and/or Mezzanine Bonds. Any Realized Losses allocated to the Subordinate or Mezzanine Bonds will not bear interest and may only be reimbursed as provided below in "*Priority of Payments.*"

Any Realized Losses otherwise attributable to the Class 1-A-1 Bonds and Class 2-A-1 Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Group 1 Principal Distributions:

Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Date, pro-rata, between the Class 1-A-1 Bonds (such amount the "Class 1-A-1 Principal Distribution Amount"), Class 1-M-1 Bonds (such amount the "Class 1-M-1 Principal Distribution Amount") and the Class 1-B-1 Bonds (such amount the "Class 1-B-1 Principal Distribution Amount").

Group 1 Priority of Payments:

Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees, private mortgage insurance premium fees, and the Ambac premium) will be distributed as follows:

1. Group 1 interest funds, sequentially, to the Class 1-A-1 Bonds, Class 1-M-1 Bonds and Class 1-B-1 Bonds;
2. From Group 1 available funds, the Class 1-A-1 Principal Distribution Amount to the Class 1-A-1 Bonds;
3. From Group 1 available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
4. From Group 1 available funds, the Class 1-M-1 Principal Distribution Amount to the Class 1-M-1 Bonds;
5. From Group 1 available funds, the Class 1-B-1 Principal Distribution Amount to the Class 1-B-1 Bonds;
6. Group 1 Excess Cash Flow, following the distributions described in clause 5 above, as principal to the Group 1 Bonds to build or restore overcollateralization to the Group 1 Overcollateralization Target amount;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, sequentially, to (i) the Class 1-A-1 Bonds, (ii) the Class 1-M-1 Bonds and (iii) the Class 1-B-1 Bonds, to cover any Unpaid Interest Shortfall Amounts;
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to (i) the Class 1-M-1 Bonds and (ii) the Class 1-B-1 Bonds, in respect of previously unreimbursed Realized Losses;
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 8 above, sequentially to (i) to the Class 1-A-1 Bonds, (ii) to the Class 1-M-1 bonds and (ii) the

Class 1-B-1 Bonds, to cover any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;

10. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 9 above, as principal to the Group 2 Bonds to restore the Group 2 Overcollateralization, which may have been reduced by Realized Losses on the Group 2 Mortgage Loans, to the Group 2 Overcollateralization Target (after application of Group 2 Excess Cash Flow);
11. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 10 above, to the Certificates.

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date, pro rata, between the Class 2A-1 Bonds (such amount the "Class 2A-1 Principal Distribution Amount") and Class 2-B-1 Bonds (such amount the "Class 2-B-1 Principal Distribution Amount").

Group 2 Priority of Payments: Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees, private mortgage insurance premium fees, and the Ambac premium) will be distributed as follows:

1. Group 2 interest funds, sequentially, to the Class 2-A-1 and Class 2-B-1 Bonds;
2. From Group 2 available funds, the Class 2-A-1 Principal Distribution Amount to the Class 2-A-1 Bonds;
3. From Group 2 available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
4. From Group 2 available funds, the Class 2-B-1 Principal Distribution Amount to the Class 2-B-1 Bonds;
5. Group 2 Excess Cash Flow, following the distributions described in clause 4 above, as principal to the Group 2 Bonds to build or restore overcollateralization to the Group 2 Overcollateralization Target amount;
6. Group 2 Excess Cash Flow, following the distributions described in Clause 5 above, sequentially to (i) the Class 2-A-1 Bonds and (ii) the Class 2-B-1 Bonds, to cover any Unpaid Interest Shortfall Amounts;
7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above to the Class 2-B-1 Bonds in respect of previously unreimbursed Realized Losses;
8. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 7 above, sequentially to (i) the Class 2-A-1 Bonds and (ii) the Class 2-B-1 Bonds, to cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;
9. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 8 above, pro rata, as principal to the Group 1 Bonds to restore the Group 1 Overcollateralization, which may have been reduced by Realized Losses on the Group 1 Mortgage Loans, to the Group 1 Overcollateralization Target (after application of Group 1 Excess Cash Flow);
10. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 9 above, to the Certificates.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2003-6, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	5/29/03
Class Balance:	$[251,490,000]
Pass-Thru Margin (pre-step-up):	[0.32]%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	32	32	32	32	32
WAL (yr)	9.50	2.75	2.16	1.34	1.06
MDUR (yr)	8.84	2.69	2.12	1.33	1.06
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Jun-13	Aug-08	Jul-07	Jan-06	Jul-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	46	38	38	38	37
WAL (yr)	18.99	3.44	2.69	1.64	1.27
MDUR (yr)	15.97	3.29	2.60	1.61	1.26
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Apr-33	Nov-20	May-17	Jan-12	Feb-10

Impac CMB Trust Series 2003-6, Class 1-M-1

Price-DM Sensitivity Report

Settlement:	5/29/03
Class Balance:	$[5,914,000]
Pass-Thru Margin (pre-step-up):	[1.60]%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	160	160	160	160	160
WAL (yr)	9.50	2.75	2.16	1.34	1.06
MDUR (yr)	8.27	2.60	2.07	1.31	1.04
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Jun-13	Aug-08	Jul-07	Jan-06	Jul-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	192	174	174	173	172
WAL (yr)	18.99	3.44	2.69	1.64	1.27
MDUR (yr)	13.93	3.15	2.51	1.57	1.23
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Apr-33	Nov-20	May-17	Jan-12	Feb-10

Impac CMB Trust Series 2003-6, Class 1-B-1

Price-DM Sensitivity Report

Settlement:	5/29/03
Class Balance:	$[9,409,000]
Pass-Thru Margin (pre-step-up):	[3.00]%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 98.98539 (bps)	313	340	350	379	398
WAL (yr)	9.50	2.75	2.16	1.34	1.06
MDUR (yr)	7.68	2.50	1.99	1.27	1.01
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Jun-13	Aug-08	Jul-07	Jan-06	Jul-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 98.98539 (bps)	362	357	366	390	406
WAL (yr)	18.99	3.44	2.69	1.64	1.27
MDUR (yr)	12.08	2.98	2.39	1.51	1.19
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Apr-33	Nov-20	May-17	Jan-12	Feb-10

Impac CMB Trust Series 2003-6, Class 2-A-1

Price-DM Sensitivity Report

Settlement:	5/29/03
Class Balance:	$[17,455,000]
Pass-Thru Margin (pre-step-up):	[0.50]%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at par (bps)	50	50	50	50	50
WAL (yr)	9.17	3.93	3.33	2.35	1.97
MDUR (yr)	8.45	3.81	3.24	2.31	1.95
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Jun-13	Aug-08	Jul-07	Jan-06	Jul-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at par (bps)	72	61	62	66	68
WAL (yr)	18.11	5.14	4.48	3.52	3.17
MDUR (yr)	14.94	4.86	4.27	3.40	3.08
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Mar-33	Oct-22	Jun-19	Apr-14	Jun-12

Impac CMB Trust Series 2003-6, Class 2-B-1

Price-DM Sensitivity Report

Settlement:	5/29/03
Class Balance:	$[10,676,000]
Pass-Thru Margin (pre-step-up):	[3.00]%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 96.93750 (bps)	341	386	400	438	463
WAL (yr)	9.17	3.93	3.33	2.35	1.97
MDUR (yr)	7.38	3.53	3.03	2.20	1.86
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Jun-13	Aug-08	Jul-07	Jan-06	Jul-05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at 96.93750 (bps)	379	398	411	442	458
WAL (yr)	18.11	5.14	4.48	3.52	3.17
MDUR (yr)	11.46	4.34	3.87	3.13	2.86
First Prin Pay	Jun-03	Jun-03	Jun-03	Jun-03	Jun-03
Last Prin Pay	Mar-33	Oct-22	Jun-19	Apr-14	Jun-12

[Available Rate Schedules and Collateral Tables to follow]

Group 1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	4.64	4.64
2	4.55	18.86
3	4.53	19.73
4	4.44	20.04
5	4.38	19.87
6	3.95	21.30
7	3.93	21.13
8	3.96	22.09
9	3.96	22.47
10	3.91	21.63
11	4.02	23.26
12	4.02	23.49
13	4.12	24.53
14	4.15	24.27
15	4.28	25.33
16	4.37	25.73
17	4.41	25.39
18	4.84	26.94
19	4.88	26.56
20	5.05	27.63
21	5.16	27.96
22	5.04	25.96
23	5.40	28.55
24	5.14	17.90
25	4.98	13.33
26	4.95	13.18
27	4.98	13.41
28	4.99	13.45
29	4.98	13.31
30	5.46	14.43
31	5.47	14.31
32	5.54	14.59
33	5.58	14.66
34	5.52	14.11
35	5.64	14.81
36	5.99	14.29
37	6.02	13.90
38	5.96	13.69
39	5.99	13.87
40	6.01	13.91
41	6.00	13.80
42	6.31	14.39
43	6.32	14.32
44	6.35	14.51
45	6.37	14.56
46	6.31	14.14
47	6.40	14.64
48	6.61	14.56
49	6.66	14.78
50	6.65	14.67
51	N/A	14.87

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month and 6-Month forward LIBOR curves and assumes that all are run at the Pricing Prepayment Speed to call, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month and 6-Month forward LIBOR curves instantaneously increase by 2000 basis points in period 2 and thereafter, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	4.21	4.21
2	4.20	21.87
3	4.21	22.43
4	4.11	22.30
5	4.07	21.77
6	4.14	22.37
7	4.14	21.74
8	4.19	22.32
9	4.21	22.28
10	4.17	21.02
11	4.30	22.37
12	4.33	21.76
13	4.43	22.54
14	4.47	22.08
15	4.59	22.87
16	4.68	23.04
17	4.72	22.70
18	4.86	23.50
19	4.90	23.01
20	5.05	23.82
21	5.15	23.98
22	5.05	22.14
23	5.42	24.42
24	5.42	23.88
25	5.52	24.73
26	5.44	24.19
27	5.53	25.04
28	5.56	25.23
29	5.61	24.89
30	5.80	25.87
31	5.86	25.46
32	6.10	26.49
33	6.24	26.80
34	6.05	24.83
35	6.55	27.51
36	6.60	23.70
37	6.76	24.69
38	6.74	24.46
39	6.91	25.51
40	6.99	25.94
41	7.02	25.71
42	7.30	26.84
43	7.29	26.61
44	7.50	27.80
45	7.60	28.30
46	7.34	26.56
47	7.85	29.34
48	7.89	29.10
49	8.14	30.61
50	8.13	30.52
51	N/A	32.03

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR and 6-Month LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR and 6-Month LIBOR forward curves instantaneously increase by 2000 basis points in period 2 and thereafter, does not give effect to the surety carveout and includes all projected cash proceeds from the Derivative Contracts.



$250,498,428 Group 1 ARM Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

			Range
Total Number of Loans		962	
Total Outstanding Balance		$250,498,428	
Average Loan Balance		$260,393	$60,800 to $1,196,023
WA Mortgage Rate		5.702%	2.875% to 11.250%
Net WAC		5.198%	2.460% to 10.335%
ARM Characteristics			
WA Gross Margin		3.063%	1.500% to 8.500%
WA Months to First Roll		20	2 to 83
WA First Periodic Cap		2.081%	1.000% to 3.000%
WA Subsequent Periodic Cap		1.047%	1.000% to 2.000%
WA Lifetime Cap		11.703%	8.875% to 17.750%
WA Lifetime Floor		3.195%	1.500% to 10.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	354 to 360
WA Age (months)		1	0 to 6
WA LTV		78.02%	21.43% to 100.00%
WA FICO		696	
WA DTI%		38.59%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		90.88%	
Prepay Moves Exempted	Soft	32.67%	
	Hard	58.21%	
	No Prepay	9.12%	
	UNK	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	70.75%	SFR	61.39%	REDUCED	40.64%	PUR	56.89%	OWNER	85.41%	0	9.12%
FL	10.20%	PUD	19.93%	FULL	18.85%	REFI/CO	33.67%	INV HM	12.98%	6	0.30%
VA	2.20%	CND	12.54%	NO RATIO	15.85%	REFI	9.44%	2ND HM	1.62%	12	30.04%
WA	1.95%	4 FAMILY	2.26%	NISA	14.18%					24	31.42%
IL	1.85%	2 FAMILY	1.84%	NINA	5.82%					36	13.02%
										60	16.09%


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

$250,498,428 Group 1 ARM Mortgage Loans

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
30Y LIB6M	158	$40,963,718	16.35
30Y LIB6M-IO	269	$74,759,185	29.84
2/28 LIB6M	247	$52,304,876	20.88
2/28 LIB6M-IO	139	$39,202,487	15.65
3/27 LIB6M	25	$6,316,479	2.52
3/27 LIB6M-IO	27	$7,629,310	3.05
5/25 LIB6M	30	$10,040,172	4.01
5/25 LIB6M-IO	59	$17,124,200	6.84
7/23 LIB6M	1	$293,231	0.12
7/23 LIB6M-IO	7	$1,864,770	0.74
	962	**$250,498,428**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 50,000.01 to $ 100,000	56	$4,982,775	1.99
$ 100,000.01 to $ 150,000	142	$17,890,477	7.14
$ 150,000.01 to $ 200,000	169	$30,003,763	11.98
$ 200,000.01 to $ 250,000	160	$35,978,124	14.36
$ 250,000.01 to $ 300,000	155	$42,328,128	16.90
$ 300,000.01 to $ 350,000	90	$29,147,252	11.64
$ 350,000.01 to $ 400,000	78	$29,321,066	11.71
$ 400,000.01 to $ 450,000	36	$15,290,422	6.10
$ 450,000.01 to $ 500,000	25	$11,889,549	4.75
$ 500,000.01 to $ 550,000	11	$5,768,583	2.30
$ 550,000.01 to $ 600,000	13	$7,444,974	2.97
$ 600,000.01 to $ 650,000	11	$7,036,172	2.81
$ 650,000.01 to $ 700,000	4	$2,719,700	1.09
$ 700,000.01 to $ 750,000	4	$2,968,870	1.19
$ 750,000.01 to $1,000,000	7	$6,532,549	2.61
$1,000,000.01 to $1,500,000	1	$1,196,023	0.48
	962	**$250,498,428**	**100.00**

$250,498,428 Group 1 ARM Mortgage Loans

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.500 - 2.999	1	$140,000	0.06
3.000 - 3.499	2	$374,598	0.15
3.500 - 3.999	27	$7,356,831	2.94
4.000 - 4.499	79	$22,678,508	9.05
4.500 - 4.999	165	$47,501,682	18.96
5.000 - 5.499	136	$36,295,715	14.49
5.500 - 5.999	173	$46,608,787	18.61
6.000 - 6.499	105	$28,496,675	11.38
6.500 - 6.999	103	$24,828,970	9.91
7.000 - 7.499	51	$11,648,046	4.65
7.500 - 7.999	61	$13,068,601	5.22
8.000 - 8.499	27	$5,015,535	2.00
8.500 - 8.999	20	$4,580,298	1.83
9.000 - 9.499	6	$1,051,223	0.42
9.500 - 9.999	3	$450,433	0.18
10.500 - 10.999	2	$282,392	0.11
11.000 - 11.499	1	$120,134	0.05
	962	**$250,498,428**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	962	$250,498,428	100.00
	962	**$250,498,428**	**100.00**

$250,498,428 Group 1 ARM Mortgage Loans

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
20.01 - 25.00	3	$933,920	0.37
25.01 - 30.00	2	$719,172	0.29
30.01 - 35.00	3	$403,444	0.16
35.01 - 40.00	5	$1,316,000	0.53
40.01 - 45.00	9	$2,714,433	1.08
45.01 - 50.00	10	$2,818,523	1.13
50.01 - 55.00	17	$5,917,295	2.36
55.01 - 60.00	20	$6,306,670	2.52
60.01 - 65.00	22	$7,710,930	3.08
65.01 - 70.00	124	$39,031,186	15.58
70.01 - 75.00	41	$11,063,765	4.42
75.01 - 80.00	390	$100,607,372	40.16
80.01 - 85.00	28	$6,903,326	2.76
85.01 - 90.00	173	$39,162,156	15.63
90.01 - 95.00	100	$21,654,924	8.64
95.01 - 100.00	15	$3,235,314	1.29
	962	**$250,498,428**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	12	$2,680,736	1.07
CA	612	$177,221,601	70.75
CO	21	$3,989,311	1.59
CT	3	$699,106	0.28
FL	127	$25,543,006	10.20
GA	1	$60,800	0.02
HI	2	$1,231,799	0.49
ID	1	$92,800	0.04
IL	22	$4,632,328	1.85
IN	1	$149,782	0.06
IA	1	$174,000	0.07
KS	1	$99,486	0.04
MD	9	$2,339,874	0.93
MA	3	$1,462,419	0.58
MI	1	$132,935	0.05
MN	11	$2,303,279	0.92
MO	2	$213,480	0.09
NV	17	$3,409,144	1.36
NH	1	$281,600	0.11
NJ	9	$2,171,176	0.87
NM	1	$121,450	0.05
NY	1	$243,863	0.10
NC	6	$875,495	0.35
OH	5	$543,732	0.22
OR	11	$1,548,286	0.62
PA	2	$478,529	0.19

$250,498,428 Group 1 ARM Mortgage Loans

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SC	8	$2,194,808	0.88
TN	3	$371,907	0.15
TX	9	$1,670,703	0.67
UT	13	$2,341,550	0.93
VA	22	$5,517,829	2.20
WA	22	$4,890,388	1.95
WI	2	$811,225	0.32
	962	**$250,498,428**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	1	$266,000	0.11
781 - 800	33	$9,231,346	3.69
761 - 780	77	$19,876,679	7.93
741 - 760	85	$23,018,713	9.19
721 - 740	121	$32,270,177	12.88
701 - 720	116	$32,902,547	13.13
681 - 700	135	$35,335,794	14.11
661 - 680	123	$32,469,406	12.96
641 - 660	126	$30,086,564	12.01
621 - 640	89	$23,545,680	9.40
601 - 620	22	$4,755,878	1.90
581 - 600	16	$3,340,128	1.33
561 - 580	6	$1,503,320	0.60
541 - 560	9	$1,209,862	0.48
521 - 540	2	$496,452	0.20
501 - 520	1	$189,885	0.08
	962	**$250,498,428**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	588	$153,781,842	61.39
PUD	175	$49,927,537	19.93
CND	147	$31,410,309	12.54
4 FAMILY	15	$5,669,222	2.26
2 FAMILY	21	$4,621,160	1.84
3 FAMILY	10	$3,893,553	1.55
CND (HIGH-RISE)	4	$957,543	0.38
TWN HM	1	$162,600	0.06
LEASE HOLD	1	$74,661	0.03
	962	**$250,498,428**	**100.00**

$250,498,428 Group 1 ARM Mortgage Loans

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	574	$142,506,322	56.89
REFI/CASH-OUT	290	$84,341,370	33.67
REFI	98	$23,650,736	9.44
	962	**$250,498,428**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OWNER OCC	796	$213,939,881	85.41
INV HOME	149	$32,512,700	12.98
2ND HOME	17	$4,045,847	1.62
	962	**$250,498,428**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	364	$101,796,062	40.64
FULL	198	$47,226,594	18.85
NO RATIO	155	$39,702,053	15.85
NISA	148	$35,529,186	14.18
NINA	62	$14,580,194	5.82
SISA	32	$11,018,907	4.40
NAV	2	$539,250	0.22
LISA	1	$106,182	0.04
	962	**$250,498,428**	**100.00**

$250,498,428 Group 1 ARM Mortgage Loans

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.500 - 1.749	2	$473,350	0.19
1.750 - 1.999	3	$779,500	0.31
2.000 - 2.249	15	$4,860,011	1.94
2.250 - 2.499	37	$13,484,015	5.38
2.500 - 2.749	142	$38,924,786	15.54
2.750 - 2.999	256	$68,799,218	27.46
3.000 - 3.249	174	$46,432,557	18.54
3.250 - 3.499	130	$31,733,318	12.67
3.500 - 3.749	61	$12,289,945	4.91
3.750 - 3.999	36	$9,310,001	3.72
4.000 - 4.249	35	$7,835,829	3.13
4.250 - 4.499	10	$2,314,540	0.92
4.500 - 4.749	6	$1,234,532	0.49
4.750 - 4.999	13	$3,050,478	1.22
5.000 - 5.249	18	$4,215,939	1.68
5.250 - 5.499	5	$902,740	0.36
5.500 - 5.749	5	$1,267,098	0.51
5.750 - 5.999	2	$412,511	0.16
6.000 - 6.249	3	$465,750	0.19
6.250 - 6.499	2	$562,805	0.22
6.750 - 6.999	3	$476,841	0.19
7.000 - 7.249	2	$216,114	0.09
8.000 - 8.249	1	$374,085	0.15
8.500 - 8.749	1	$82,467	0.03
	962	**$250,498,428**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
07/03	1	$836,549	0.33
08/03	1	$600,000	0.24
09/03	35	$9,863,623	3.94
10/03	172	$46,612,780	18.61
11/03	188	$50,403,290	20.12
12/03	30	$7,406,660	2.96
01/05	1	$180,245	0.07
02/05	2	$495,345	0.20
03/05	30	$7,863,591	3.14
04/05	186	$45,191,159	18.04
05/05	144	$32,968,124	13.16
06/05	23	$4,808,900	1.92
11/05	1	$117,000	0.05
03/06	2	$349,578	0.14
04/06	21	$5,214,209	2.08

$250,498,428 Group 1 ARM Mortgage Loans

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
05/06	24	$6,736,001	2.69
06/06	4	$1,529,000	0.61
12/07	1	$277,862	0.11
01/08	1	$1,196,023	0.48
02/08	2	$525,801	0.21
03/08	20	$6,026,389	2.41
04/08	44	$12,467,247	4.98
05/08	13	$4,135,800	1.65
06/08	8	$2,535,250	1.01
01/10	1	$750,000	0.30
02/10	1	$63,750	0.03
03/10	3	$618,270	0.25
04/10	3	$725,981	0.29
	962	**$250,498,428**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6 or Less	427	$115,722,903	46.20
19 - 24	386	$91,507,364	36.53
25 - 31	1	$117,000	0.05
32 - 37	51	$13,828,789	5.52
50 - 55	1	$277,862	0.11
56 - 61	88	$26,886,511	10.73
80 - 85	8	$2,158,001	0.86
	962	**$250,498,428**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.500 - 8.999	2	$529,550	0.21
9.000 - 9.499	3	$852,098	0.34
9.500 - 9.999	31	$8,590,826	3.43
10.000 - 10.499	80	$22,932,759	9.15
10.500 - 10.999	163	$47,813,554	19.09
11.000 - 11.499	136	$35,796,426	14.29
11.500 - 11.999	168	$44,323,371	17.69
12.000 - 12.499	99	$27,357,329	10.92
12.500 - 12.999	105	$25,026,542	9.99
13.000 - 13.499	50	$11,811,390	4.72
13.500 - 13.999	53	$11,570,555	4.62

$250,498,428 Group 1 ARM Mortgage Loans

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
14.000 - 14.499	29	$5,618,037	2.24
14.500 - 14.999	20	$4,085,623	1.63
15.000 - 15.499	11	$1,994,565	0.80
15.500 - 15.999	9	$1,793,278	0.72
17.000 - 17.499	1	$120,134	0.05
17.500 - 17.999	2	$282,392	0.11
	962	**$250,498,428**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	419	$113,475,025	45.30
1.500	8	$2,247,878	0.90
3.000	535	$134,775,525	53.80
	962	**$250,498,428**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	902	$236,133,294	94.27
1.500	25	$4,978,468	1.99
2.000	35	$9,386,666	3.75
	962	**$250,498,428**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	912	$239,235,306	95.50
5.001 - 6.000	6	$1,741,267	0.70
6.001 - 7.000	15	$3,981,552	1.59
7.001 - 8.000	15	$2,826,752	1.13
8.001 - 9.000	12	$2,431,158	0.97
10.001 - 11.000	2	$282,392	0.11
	962	**$250,498,428**	**100.00**

$250,498,428 Group 1 ARM Mortgage Loans

Original Principal Balances

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 50,000.01 to $ 100,000	55	$4,882,798	1.95
$ 100,000.01 to $ 150,000	142	$17,840,492	7.12
$ 150,000.01 to $ 200,000	170	$30,153,725	12.04
$ 200,000.01 to $ 250,000	160	$35,978,124	14.36
$ 250,000.01 to $ 300,000	155	$42,328,128	16.90
$ 300,000.01 to $ 350,000	89	$28,797,277	11.50
$ 350,000.01 to $ 400,000	79	$29,671,041	11.84
$ 400,000.01 to $ 450,000	36	$15,290,422	6.10
$ 450,000.01 to $ 500,000	25	$11,889,549	4.75
$ 500,000.01 to $ 550,000	11	$5,768,583	2.30
$ 550,000.01 to $ 600,000	13	$7,444,974	2.97
$ 600,000.01 to $ 650,000	11	$7,036,172	2.81
$ 650,000.01 to $ 700,000	4	$2,719,700	1.09
$ 700,000.01 to $ 750,000	4	$2,968,870	1.19
$ 750,000.01 to $ 800,000	1	$770,000	0.31
$ 800,000.01 to $ 850,000	1	$836,549	0.33
$ 900,000.01 to $ 950,000	1	$930,000	0.37
$ 950,000.01 to $1,000,000	4	$3,996,000	1.60
$1,150,000.01 to $1,200,000	1	$1,196,023	0.48
	962	**$250,498,428**	**100.00**


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

$31,169,905 Group 2 ARM Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Pool Calculation Date)

			Range
Total Number of Loans		43	
Total Outstanding Balance		$31,169,905	
Average Loan Balance		$724,882	$222,576 to $2,297,483
WA Mortgage Rate		5.418%	4.250% to 6.750%
Net WAC		5.127%	3.964% to 6.464%
ARM Characteristics			
WA Gross Margin		2.809%	2.250% to 3.500%
WA Months to First Roll		47	4 to 60
WA First Periodic Cap		4.501%	1.000% to 5.000%
WA Subsequent Periodic Cap		1.000%	1.000% to 1.000%
WA Lifetime Cap		10.542%	9.500% to 11.750%
WA Lifetime Floor		5.418%	4.250% to 6.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	358 to 360
WA Age (months)		1	0 to 2
WA LTV		62.22%	16.74% to 75.00%
WA FICO		726	
WA DTI%		22.75%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		100.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	100.00%	
	No Prepay	0.00%	
	UNK	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	81.65%	MULTI	100%	FULL	100%	REFI/CO	72.64%	INV HM	100%	36	35.31%
NV	7.37%					PUR	24.63%			60	64.69%
OR	4.60%					REFI	2.74%				
TX	3.21%										
WA	3.17%										

$31,169,905 Group 2 ARM Mortgage Loans

Description

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
30Y LIB6M	5	$3,889,515	12.48
3/27 LIB6M	10	$6,892,761	22.11
5/25 LIB6M	28	$20,387,628	65.41
	43	**$31,169,905**	**100.00**

Range of Current Balance

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 200,000.01 to $ 250,000	1	$222,576	0.71
$ 300,000.01 to $ 350,000	5	$1,632,082	5.24
$ 350,000.01 to $ 400,000	5	$1,958,216	6.28
$ 400,000.01 to $ 450,000	2	$852,759	2.74
$ 450,000.01 to $ 500,000	4	$1,952,401	6.26
$ 500,000.01 to $ 550,000	1	$547,983	1.76
$ 550,000.01 to $ 600,000	2	$1,128,790	3.62
$ 600,000.01 to $ 650,000	2	$1,272,923	4.08
$ 650,000.01 to $ 700,000	4	$2,699,210	8.66
$ 700,000.01 to $ 750,000	2	$1,482,663	4.76
$ 750,000.01 to $1,000,000	7	$6,583,100	21.12
$1,000,000.01 to $1,500,000	7	$8,539,721	27.40
> $2,000,000.00	1	$2,297,483	7.37
	43	**$31,169,905**	**100.00**

Current Gross Coupon

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.000 - 4.499	4	$3,390,116	10.88
4.500 - 4.999	4	$4,591,534	14.73
5.000 - 5.499	5	$3,868,530	12.41
5.500 - 5.999	16	$11,037,721	35.41
6.000 - 6.499	9	$6,452,297	20.70
6.500 - 6.999	5	$1,829,707	5.87
	43	**$31,169,905**	**100.00**

Range of Months remaining to Scheduled Maturity

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	43	$31,169,905	100.00
	43	**$31,169,905**	**100.00**

$31,169,905 Group 2 ARM Mortgage Loans

Range of Loan-to-Value Ratio

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 20.00	1	$999,004	3.21
30.01 - 35.00	1	$999,004	3.21
35.01 - 40.00	1	$624,283	2.00
40.01 - 45.00	2	$721,529	2.31
45.01 - 50.00	3	$1,907,983	6.12
50.01 - 55.00	2	$969,053	3.11
55.01 - 60.00	6	$5,275,571	16.93
60.01 - 65.00	4	$2,230,318	7.16
65.01 - 70.00	11	$8,354,370	26.80
70.01 - 75.00	12	$9,088,790	29.16
	43	**$31,169,905**	**100.00**

State

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	35	$25,450,341	81.65
NV	1	$2,297,483	7.37
OR	3	$1,433,545	4.60
TX	1	$999,004	3.21
WA	3	$989,532	3.17
	43	**$31,169,905**	**100.00**

Collateral Grouped by FICO

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
781 - 800	3	$3,036,749	9.74
761 - 780	8	$6,441,404	20.67
741 - 760	4	$3,060,920	9.82
721 - 740	4	$1,378,292	4.42
701 - 720	13	$9,849,084	31.60
681 - 700	6	$3,509,844	11.26
661 - 680	2	$1,646,110	5.28
641 - 660	1	$349,396	1.12
621 - 640	2	$1,898,109	6.09
	43	**$31,169,905**	**100.00**

Property Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
MULTI-FAMILY	43	$31,169,905	100.00
	43	**$31,169,905**	**100.00**

$31,169,905 Group 2 ARM Mortgage Loans

Purpose

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REFI/CASH-OUT	29	$22,641,420	72.64
PUR	12	$7,675,727	24.63
REFI	2	$852,759	2.74
	43	**$31,169,905**	**100.00**

Occupancy

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
INV HOME	43	$31,169,905	100.00
	43	**$31,169,905**	**100.00**

Collateral Grouped by Document Type

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL	43	$31,169,905	100.00
	43	**$31,169,905**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.250 - 2.499	4	$3,390,116	10.88
2.500 - 2.749	5	$5,090,933	16.33
2.750 - 2.999	11	$8,094,595	25.97
3.000 - 3.249	14	$10,329,199	33.14
3.250 - 3.499	8	$3,881,409	12.45
3.500 - 3.749	1	$383,653	1.23
	43	**$31,169,905**	**100.00**

$31,169,905 Group 2 ARM Mortgage Loans

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
09/03	4	$3,390,116	10.88
10/03	1	$499,399	1.60
04/06	9	$6,442,761	20.67
05/06	1	$450,000	1.44
03/08	7	$4,348,304	13.95
04/08	18	$14,192,324	45.53
05/08	3	$1,847,000	5.93
	43	**$31,169,905**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6 or Less	5	$3,889,515	12.48
32 - 37	10	$6,892,761	22.11
56 - 61	28	$20,387,628	65.41
	43	**$31,169,905**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.500 - 9.999	4	$4,591,534	14.73
10.000 - 10.499	8	$6,759,247	21.69
10.500 - 10.999	16	$11,037,721	35.41
11.000 - 11.499	10	$6,951,696	22.30
11.500 - 11.999	5	$1,829,707	5.87
	43	**$31,169,905**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	5	$3,889,515	12.48
5.000	38	$27,280,390	87.52
	43	**$31,169,905**	**100.00**

$31,169,905 Group 2 ARM Mortgage Loans

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	43	$31,169,905	100.00
	43	**$31,169,905**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	9	$8,481,049	27.21
5.001 - 6.000	25	$19,370,404	62.14
6.001 - 7.000	9	$3,318,452	10.65
	43	**$31,169,905**	**100.00**

Original Principal Balances

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 200,000.01 to $ 250,000	1	$222,576	0.71
$ 300,000.01 to $ 350,000	5	$1,632,082	5.24
$ 350,000.01 to $ 400,000	5	$1,958,216	6.28
$ 400,000.01 to $ 450,000	2	$852,759	2.74
$ 450,000.01 to $ 500,000	4	$1,952,401	6.26
$ 500,000.01 to $ 550,000	1	$547,983	1.76
$ 550,000.01 to $ 600,000	2	$1,128,790	3.62
$ 600,000.01 to $ 650,000	2	$1,272,923	4.08
$ 650,000.01 to $ 700,000	4	$2,699,210	8.66
$ 700,000.01 to $ 750,000	2	$1,482,663	4.76
$ 750,000.01 to $ 800,000	1	$768,750	2.47
$ 850,000.01 to $ 900,000	1	$899,104	2.88
$ 900,000.01 to $ 950,000	1	$947,501	3.04
$ 950,000.01 to $1,000,000	4	$3,967,745	12.73
$1,000,000.01 to $1,050,000	1	$1,008,946	3.24
$1,050,000.01 to $1,100,000	2	$2,185,490	7.01
$1,150,000.01 to $1,200,000	2	$2,350,167	7.54
$1,450,000.01 to $1,500,000	2	$2,995,119	9.61
> $1,500,000.00	1	$2,297,483	7.37
	43	**$31,169,905**	**100.00**